 

PITCH VIDEO **INVESTOR PANEL**

INVEST IN **EXPERT DOJO**

Join Expert DOJO as we double down when the rest of the World slows down!

LEAD INVESTOR

 **Lex C. Morgan**

I invested in Expert Dojo because I'm committed to democratizing the venture capital process. I've been really impressed with Brian and his Expert Dojo team with promises made... and those promises delivered! I get excited when I see business start-ups from around the world that have a real and likely probablity of being very successful. I love the idea that I'm helping them. The combined trajectory of the start-up looks great. That's what makes the trajectory of Expert Dojo look so encouraging. I believe there is huge potential, here.

Invested $10,000 this round

expertdojo.com   Santa Monica CA        Technology   Service   Venture Backed

Highlights

1. We doubled in our portfolio investments since our 2021 WeFunder raise from 100 to 200 investments.

2. The valuation of the companies we invested in has increased from 300M to 1.2B in less than 3 years.

3. Next we intend to more than double again to 500 investments by 2027.

4. Now we intend to incubate 5 of our own companies with 10X the equity % of our current portfolio.

5. On track to increase valuation of our companies to 10B by 2028 with AUM of 500M (not guaranteed)

6. We added 879 WeFunder investors to the Expert DOJO family in our last round.

7. Our training revenue has increased with 42,8%, and the DOJO team has grown 40% since our last raise.

8. We are also doubling down on diversity with more investments in female and minority founders

---

Our Team



Brian Mac Mahon Founder & CEO

Brian has lived in over 40 countries and owned multiple companies over that time. He is one of the most respected startup influencers in Silicon Beach.

https://www.youtube.com/watch?v=Y6f7lFy0oW0&feature=youtu.be



Sophie Angner   Head of Operations

Sophie coordinates the 3-months startup program that all of our startups participate in. She has several years of experience in helping startups launch in the United States and worked for a long time for the Swedish American Chamber of Commerce.



Jonathan Wallace   Senior Associate

Jonathan is responsible for sourcing the companies into the accelerator program, performing due diligence, and investing in companies.



Victoria Mehran   Investment Associate

Victoria has over ten years of experience investing, mentoring, and advising entrepreneurs in their journey. Additionally, she is an Advisor at Astia Angel Group, Women Network, 13 Ventures, and Green Hill Ventures, Startupscale 360.



Nektar Baziotis   Head of Tech

Nektar has more than 20 years of experience in International Business Development, IT Project Management, IT Business Consulting, E-Learning, and Artificial Intelligence. Nektar is one of the Co-Founders of ENKI Inc. and Apogee Information Systems.



Isabelle Persson

THE PAST WEFUNDER RAISE





OUR RESPONSE TO THE CHANGING MARKET

In 2021 we asked you, the Wefunder retail investor network, to support us as we were building one of the fastest growing venture capital funds in the United States. You replied in unison by oversubscribing the round and we did not let you down with the proceeds. The 100 companies we have invested in since that time have come in at better valuation gains, grown faster and positioned Expert DOJO as a premier accelerator program in the United States. As other venture capitalists invested at much higher valuations and became exposed to heavy losses, Expert DOJO focused on providing value to our startup network and our valuation gains soared. As the market softens we expect to get better and better companies which we can scale faster than ever before.

When we founded Expert DOJO we knew we did not want to invest in the usual Silicon Valley hype driven companies. Our belief has always been that, by investing in exceptional founders with an obsessive focus to build the perfect growth formula, we and you will outperform the standard venture capital model of one company in twenty making it.

We are aware though that, in good times, it's hard even for great founders to compete with inferior founders with hundreds of millions of dollars of misguided investment. In tough times, however, those same money rich founders run for the hills. This is why we are seeing fund after fund advise their startups to be careful right now. Our advice to our startups is the same remains the same.

EXPERT DOJO

What we do know is that we are moving into an uncertain period when opportunity will knock much louder for our startups but they have to focus on growth to benefit from it. This is a time of startup conquerors and that is what we train our startups to be.

As our response to this uncertain period, Expert DOJO is setting up more and more growth programs for our alumni along with mastermind groups. For companies looking to hit specific milestones, growth aggression is the only path.

MORE AND MORE ACHIEVEMENTS

We doubled down on our commitment to diversity over the last year with more founders of color than ever before and a strong bias on first time founders with the grit to make it to the finish line.

What is most exciting about what we achieved is the sales growth accelerator training plan that we developed. This program is now the most conclusive available anywhere and supports founders for up to 3 years rather than the normal 12 weeks. As we do not need any funds for our investments we want to again galvanize our Expert DOJO community to help us build out this training program so that we can offer it to the whole world. As we grow our investments we will also offer our training to a world who should be taught to start their own companies.

This extended and improved growth training program is now being built in the virtual multiverse from the current raise. Our intention is to build out the most comprehensive training program to not only support the companies we invest in but also the companies we want to put in our venture studio. This will expand the Expert DOJO reach and allow us to prepare the next batch of startups before they even know they need us.

We believe that what Expert DOJO makes in the startup community through great investments should be returned to that same community. This is not the spark of a future dream, it's the burning fire of a reality today. With almost 200 startup investments already made by Expert DOJO in startups from over 30 countries, we are already creating ripples in a very big pond. Our ambitions are to grow to over 5,000 startup investments in the next 15 years and tilt up the startup world from founders to investors.

It's especially important to emphasize that we are not raising a new fund to invest from as we are already established with our own fund which is more than sufficient to invest in hundreds of more companies. The funds we are raising now will allow us to do two new initiatives that we have not been able to do previously:

- First of all we are now incubating our own companies inside Expert DOJO to 10X our equity returns and control the entire growth process. The funds we raise will allow us to build an internal growth team to implement the same scaling structure that we have been able to build for the startups we invest in. Other venture funds have done this inhouse with great success from brands like Dollar Shave Club and Liquid Death, which both entered the Billion Dollar valuation club. At Expert DOJO's 10,000 sq ft office in Santa Monica, we're building a physical metaverse zone where we can also sell the products for the companies we are incubating.

- In addition we want to give the world access to our growth scaling program. This program is so successful in our Expert DOJO cohorts that we want to spread it around the world. This will be a for profit initiative but, as our mission has always been to enable success in entrepreneurship globally, we

will also provide one training program for free for each one we sell.

Our equity investment financial goals are as ambitious as they always were. We recreated the Y Combinator accelerator model but with a focus on women and minorities rather than the privileged few. This ensures us we're investing in the best and strongest companies out there, with the highest potential to hit the 1 billion dollar mark. On the other end of the ecosystem, we want to have everyday investors support those same startups and benefit from the upside. Y Combinator's portfolio has generated company value in the hundreds of billions of dollars. This level of company value is our North Star.



EXPERT DOJO
JUST 3 COMPANIES, AIRBNB, DOORDASH, AND STRIPE REPRESENT MORE THAN HALF OF YC'S TOP COMPANIES PORTFOLIO VALUE
AirBnB 30%
Others 43%
DoorDash 17%
Stripe 10%

RECOGNIZED GLOBALLY

We're in our early years, but we're getting our name out there and we're starting to get recognized and acknowledged globally with constant recognition as one of the leading accelerator programs for early stage startups. Our focus on scaling as a differentiating factor may seem strange to the casual onlooker but it's a game changer in a world where hype is the dominant valuation increase tactic. Join any of our demo days and you will see that each of our cohorts is filled with some of the most impressive companies that you will ever see. We have been punching above our weight since we started and now we are just punching hard.

On April 7th 2022, 600 of our retail investors, institutional investors, Expert DOJO portfolio companies, advisors and mentors all came together for an innovative afternoon and evening in DTLA at Expert DOJO's own Investor Festival.


Expert DOJO Investor Festival 2022
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INVESTOR FESTIVAL 2022
BIGGEST INVESTOR FESTIVAL ON THE PLANET
DAFT PUNK TRIBUTE WITH HI TECH LASER SHOW!
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RETURNS FOR ALL, NOT JUST THE PRIVILEGED FEW

With this current round we are offering a much more ambitious offering to our shareholders and that's the share in our venture capital company when we exit or get acquired. We intend to be one of the largest small-cap hedge funds in the early-stage startup space. Although many risk factors can hinder this goal we believe that our track record over the last 4 years building our first portfolio of over 200 equity stakes in early-stage companies shows how serious we are. Our ambition goes so far beyond this and every company we invest in will increase the value of Expert DOJO which increases your ownership value. As these companies grow that also increases ours and your valuation. We want you to grow with us as we build, in a way that many investors never have had the chance to do before.

OUR 8 POINT MANIFESTO GROWS STRONGER TO

BUILD A BETTER WORLD, THROUGH VENTURE CAPITAL ACCESS TO ALL

1. Venture Capital has the highest ROI in the world. Ordinary investors should have access to it.

You've heard about Amazon being a return of 14,000,000 X for its early investors, as well as Facebook's 730,503 X-return. These investments are not made on Robinhood or the stock market. These deals are made long before the companies are getting close to an IPO. As of now, the rich private investors (Angels) and Venture Capital firms are getting even richer, and average America is left outside.

With hundreds of Unicorns and thousands of companies being acquired for hundreds of millions of dollars, it's extremely lucrative if you can find the best companies to invest in at the very earliest stage when valuations are at their most suppressed. That's exactly what we do at Expert DOJO. We look for the hundreds and thousands X-returns by finding companies who convince us of their potential market size and show us the revenue path to get there. If a company can't achieve 10 million a month in revenue then we don't pursue them as an investment opportunity.



2. The percentage of Unicorns in the World is increasing

2. The percentage of unicorns in the world is increasing, that's where we should focus our investments.

Historically, the US has been ahead of the rest of the world when it comes to delivering unicorns, but year by year it evens out, and now, in 2022, China is ahead. We believe India will have 200 unicorns and that Africa will have 50, within 10 years. Many funds are scared of entering these new regions but Expert DOJO relishes the opportunity. We know which countries are expanding, which have the most fertile ecosystems, which have the lowest barriers to access, and which have the best returns. Our team is already distributed and searching for new companies every day.





3. Everyday Investors should benefit from the high potential returns from startup investment, not the venture capitalists.

10 years ago there were 14 Unicorns in the world. Today there are over 1,000. This means that the opportunity to have an ownership in an asset that can provide 20-50 times multiples is more than ever before. There is no other asset class that can provide returns even close to startup investment but it's best to keep the investment low to mitigate the risks. Expert DOJO invests in hundreds of companies to mitigate this risk from our side. We only need one in twenty to succeed to win big.

Previously, only accredited private investors and institutional investors could invest in startups. As an investor in Expert DOJO, you don't only get ownership of our shares but you will now get the upside from these companies we are incubating. Expert DOJO will do all the due diligence on the upcoming investments, as we have the experience. This does not guarantee that we are right but it does position us to make more informed decisions. We'll open up the doors to Silicon Valley and the investor world to you. We want the owners of Expert DOJO to be the people, which is why we are inviting you to be a part-owner of our company as we continue to hyper scale.

4. We invest in Black founders and minorities as an everyday habit because every fund should.

Star News was the first African company we ever invested in and we have never looked back. We were stunned that with an obvious route to 500k in monthly revenue and over 5 million subscribers no other venture capital firm could see the obvious upside in this great company.




DIVERSITY is the
NEW NORMAL
here at
EXPERT DOJO
We believe in investing in founders with extraordinary skills, resilience, and grit rather than Silicon Valley privilege.

Africa has been a goldmine for Expert DOJO. We started investing in the region because it was the right thing to do and we knew there would be opportunity. What we did not realize is just how much opportunity there was. As we invested in company after company our unrealized gains outstripped every other region by at least two times. These gains continue to grow and our expectation is that at least 4 of our African companies will close series A rounds in the next 12 months. This is the most conservative perspective we can give as we expect this number to be much higher.

Our intention is to double down in the region which is why we have a person on the ground looking for top class companies who can scale quickly with Expert DOJO as an investment partner.

Star News Testimonial


Expert DOJO Testimonials | Guy Kamgaing of StarNews - C...
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5. We believe in investing in founders with extraordinary skills, resilience, and grit rather than Silicon Valley privilege. Everybody in the world should have an equal opportunity of having a successful business irrespective of gender, color, and privilege.

Our portfolio contains Black, White, Brown, Latino, Muslim, Christian, Jewish, female, gay, and all other founder demographics that you can imagine. We invested in everyone because we believe that resilience forges better steel. We would bet on these founders any day of the week not just because it's the right thing to do but more because it's a better bet.

We want the global startup community to improve the investment diversity that we see as the new normal. 75% of our investments have been made in minority and female founded startups. Over the last 3 years we've had the privilege of seeing how these founders react to diversity and we have been blown away by their resilience and grit. They combine a "will not be defeated" mindset and emotional intelligence that creates a better formula for success.

Benjamin Saves Testimonial




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6. We invest in Female founders, as the percentage of global funding they receive is a disgrace.

As little as around 20 females have ever founded a company and brought it IPO. Only 3% of the $147.6 billion of 2020's overall deal volume, went to black-founded businesses. Surveys find that Black and Latinx women combined received just 0.64% of the invested capital 2018-2019.

In short, this is a disgrace. In 2021 the numbers got even worse, which is bizarre because the statistics show that females are more likely to be successful in startups compared to males.


EXPERT DOJO
41%* of our companies are
female-founded/led
Giving Women-Founded Companies the Recognition
and Capital They Deserve
*out of Expert DOJO's 105 investments

Virtanza Testimonial


Expert DOJO Testimonials | Debbie Holzkamp of Virtanza - ...
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Sensate Testimonial



7. Our schools do not educate startups for success, so we will.

Right now startup is a game of who can raise more investment. This is wrong and hurts entrepreneurship and the great founders who deserve more. To be successful in startups you need to build a great foundation based on the right skills. This is where our current education system lets us down. We can do better and we will do better. This is why we want to deploy our program to the world.

We want every adult and subsequently every child to have all the tools they need to be able to start their own company.


EXPERT DOJO
EDUCATING OUR COMPANIES FROM THE GROUND UP
BUILD
We help our companies build a billion-dollar vision and build the brand, the personal brand, and a marketing plan.
INVEST
We bring in every conceivable type of investor to make sure cash flow is never a problem.
GROW
With every company, we refine their growth strategy that crosses the digital and physical landscape.
Strengthen
Bolstering the founder's mindset to make sure that the startup has the necessary resilience and grit to make it to the end of the journey.

8. We want to democratize access for investors & startups.

What we at Expert DOJO know, is that it only takes one unicorn to become a wealthy and successful investor. If we follow the playbook of Y Combinator we can see billions of dollars of revenue into their company from investments with a pipeline of many billions more. We're at the early stage of the Y Combinator journey, and we're opening up the locked market for you to join nice and early. This means you get access to the most promising companies when the valuations are the best. We want to give you the opportunity of a thousand X return.

Forward-looking projections are not guaranteed.

Join our journey and help us build the type of world you want your kids to start a company in. We won't let you down.

How our investors will get a return for helping Expert DOJO create a better startup venture world

startup venture world.

Expert DOJO is a startup accelerator in Santa Monica. We are known for having strong opinions about the inequities within the venture world and for having a strong drive to usher in real change. Our objective is simple. We want to create a new startup world where every global citizen can start a business with an equal opportunity of success, irrespective of color, gender, lifestyle preferences or background.

The start of this journey is our startup accelerator, where we have committed to investing tens of millions of dollars into the greatest entrepreneurs we can find from the most diverse corners of the earth. We intend to show other venture capitalists that this is a more profitable way forward, so we have built what is believed to be the greatest accelerator program anywhere so that our founders are totally focused on traction and growth and not raising money. Greed and speed became our friends and startup failure our enemy.

Since our inception our metrics have outpaced 90% of the industry. The main metric venture capitalists use to measure performance is the internal rate of return. This is the percentage increase in valuation since the investment was made divided by the time period since that investment. A top unrealized or realized IRR is 30% over the 10 years it normally takes to exit a company and this allows for wins and losses within the fund. Expert DOJO have been investing for just under 3 years and our unrealized IRR is over 64% with gains of over 300%. What drives this is our absolute focus on the speed of growth and finding the best growth enabled founders. We don't look for who went to the best schools or who they know, only what they can do. With over 200 investments of 25–100k each we are building an empire worth having.

All of our early victories are well documented and our three pillars well established. We believe in being growth obsessed, giving global access and doubling down on community and this has been at our core since we started. Something quite unexpected has impacted us, however, this year that goes well beyond what we believed would happen with Expert DOJO. That event that made us notice was the GameStop saga when a large amount of small retail investors took on a hedge fund giant and won. In that moment we realized that the war to tilt up start up was not just about improving success rates for founders who deserved it but it was also to tilt up everyday investors who should have the same opportunity that wealthy investors have and get access to the best returns.

We have always believed that startup investing provides the best returns to investors when executed properly. It is well known that the best investors can achieve returns of thousands of percent when the right startup is backed. the problem is that these retail investors don't have access to the right information to make the best decisions. This was the moment we decided to include everyday investors into our DOJO mission and launch a Wefunder Campaign through regulation CF. As we already have our fund committed to by our existing partners, we did not need this money. What we wanted was influence within the most important emerging sector in Venture, everyday folks. We launched this campaign to build an army who care. Our view is that by giving general investors an ownership position of Expert DOJO, we would build the group of investors we know would support our companies in many ways going forward. We immediately became one of the fastest growing campaigns on their platform and had hundreds of new investors come on board. We actually had to slow down the raise to get our accounting and legal work done and our new mission had begun. Many of our colleagues wondered how it all worked and how we can share our profits, especially as its not possible for retail investors to invest in a company that is more than 40% dedicated to investing, so let me share it here.

Expert DOJO comprises of two companies. The first is Expert DOJO Ventures. This company receives equity distributions for the companies we invest in. The second company is Expert DOJO inc and this company receives all the training and other revenues from Expert DOJO Ventures and startups. We knew that we could not give an equity share in Expert DOJO Ventures along with exit distributions, as this would not have been legal but we also knew that both companies were absolutely bound together and were inseparable going forward, as per the operating agreement. Neither company can be sold without including the other so all shareholders of one also have security in the other. This means that all Wefunder investors get their percentage of the proceeds of both companies when either one of them sells.

Here is how it works. We invested in 200 companies and between equity and warrants and subsequent investments we have the opportunity to have between 5% and 15% of all of them. Assuming a 20% success rate and average exit of 100 million this gives Expert DOJO Ventures the opportunity to have billions of dollars of future returns and that will build our company value to a very healthy multiple from where we are today. We will also drive ordinary revenue through training programs so that the large exits are balanced out with ongoing scaling cashflow.

Forward-looking projections are not guaranteed.

In this raise we will be building internal companies that you can have equity returns from, as they are our companies with majority ownerships by Expert DOJO. These in addition to the additional revenue we will receive through selling training programs will give an even better upside to investors than we promised in our raise in 2021.

Our objective is simple. We build up expert dojo equity ownership to keep our future value growing and in the future we get acquired by one of the later stage VC's or we go public. This is just the first of many public raises we will do going forward and our retail army will continue to swell.

Welcome to a brave new world. Venture Capital will never be the same again. Thank goodness...